SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5)*

GENERAL CANNABIS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36930V100

(CUSIP Number)

Michael Feinsod

Infinity Capital, LLC

200 S. Service Road Suite 207
Roslyn, New York 11577

(212) 752-2777

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 36930V100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Feinsod
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 4,959,880
	8.	Shared Voting Power 6,348,880
	9.	Sole Dispositive Power 4,959,880
	10.	Shared Dispositive Power 6,348,880
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,348,880(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.49%
14.	Type of Reporting Person (See Instructions) IN

(1) Includes common stock beneficially owned by Mr. Feinsod and Infinity Capital, LLC, options to purchase 4,923,080 shares of common stock and warrants to purchase 409,000 shares of common stock.

CUSIP No. 36930V100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Infinity Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,389,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,389,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,389,000(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.50%
14.	Type of Reporting Person (See Instructions) OO

(1) Includes common stock beneficially owned by Infinity Capital, LLC, and warrants to purchase 409,000 shares of common stock.

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (the “Amendment”) is being filed by Michael Feinsod, the managing member of Infinity Capital, LLC, a Delaware limited liability company (“Capital”) (collectively, the “Reporting Persons”), with respect to the Reporting Persons’ beneficial ownership in General Cannabis Corporation (“General Cannabis” or the “Issuer”).  This amendment supplements the Schedule 13D as previously filed on May 8, 2015, Amendment No. 1 thereto previously filed on February 14, 2017, Amendment No. 2 thereto previously filed on February 14, 2018, Amendment No. 3 thereto previously filed on February 14, 2019 and Amendment No. 4 thereto previously filed on February 14, 2020 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following disclosure:

On June 24, 2020, Michael Feinsod notified the Issuer that he was terminating his employment as Executive Chairman of the Board of Directors of the Issuer and, on July 9, 2020, Michael Feinsod resigned as a member of the Board of Directors of the Issuer. Accordingly, Mr. Feinsod is no longer actively involved in the management and operations of the Issuer.

Depending on various factors, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Issuer’s common stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any or all matters referred to in Items 4(a) through (j) of Schedule 13D. Among other things, the Reporting Persons may seek to engage with the board of directors of the Issuer to address corporate governance concerns, and reserve the right to propose (either alone or as a group with other stockholders) a slate of directors for election to the board of directors of the Issuer at the Issuer’s next annual meeting.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

a)

The aggregate percentage of shares reportedly owned by each person named herein is based upon 54,188,564 shares of common stock outstanding, as of June 24, 2020.

As of the close of business on the date hereof:

(i)

Capital directly holds 980,000 shares of common stock, and warrants to purchase 409,000 shares of common stock; and

(ii)

Michael Feinsod directly holds 36,800 shares of common stock, and options to purchase 4,923,080 shares of common stock.

As the managing member of Capital, Mr. Feinsod may be deemed under Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of common stock that are held by Capital.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2020

Infinity Capital, LLC

By:	/s/ Michael Feinsod
Name:	Michael Feinsod
Title:	Managing Member

Michael Feinsod

/s/ Michael Feinsod